UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
True Gault, Inc. (f/k/a Shulogique, Inc.)

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
January 31, 2014

Physical address of issuer
154 Cobblestone Court, Suite 175, Victor, NY 14564

Website of issuer
www.truegault.com

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
A commission equivalent to 2.0% of the Securities being issued in this Offering

Type of security offered
Crowd SAFE (Simple Agreement for Future Equity) Units

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
February 16, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$594,239	$203,910
Cash & Cash Equivalents	$32,011	$114,561
Accounts Receivable	$1,039	$637
Short-term Debt	$353,289	$183,939
Long-term Debt	$1,255,764	$235,432
Revenues/Sales	$42,454	$147,501
Cost of Goods Sold	$102,991	$111,186
Taxes Paid	$6,034	$19,257
Net Income	-$799,357	-$636,917

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 17, 2017

FORM C

Up to $1,070,000.00

True Gault, Inc.



Crowd SAFE (Simple Agreement for Future Equity) Units

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by True Gault, Inc., a Delaware Corporation (the "Company," as well as references to "we, " "us, " or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd SAFE (Simple Agreement for Future Equity) Units of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive a cash fee consisting of a 5.0% commission based on the amount of investments raised in this Offering and paid upon disbursement of funds from escrow at the time of closing, and 2.0% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$1,070,000.00	$53,500.00	$1,016,500.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.truegault.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 17, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO

CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-

looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: www.truegault.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities. Prior to any sales of the Securities, each investor shall be provided in writing the final price and all required disclosure items.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

True Gault, Inc. (the "Company") is a Delaware Corporation, formed on January 31, 2014. The Company was formerly known as Shulogique, Inc.

The Company is located at 154 Cobblestone Court, Suite 175, Victor, NY 14564.

The Company's website is www.truegault.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

True Gault leverages 3D imaging technology to scan women's feet and make gorgeous shoes that fit – all via an iPhone (version 5 or higher). We're solving the "holy grail" of the footwear industry specifically starting with women and their love for shoes. $34B of shoes are sold every year in the U.S. to women[1] and over 85% of all women are wearing ill-fitting shoes.[2] We sell direct-to-the consumer allowing us to pass the savings onto our customers. Our 3D custom fitted shoes start at $250 per pair and are backed by our fit guarantee – if they don't fit, we'll remake them. We currently offer 20+ styles (4 inch or 2 inch heel height), 40+ different leathers, and selling in the United States and Canada.

The Offering

Minimum amount of Crowd SAFE (Simple Agreement for Future Equity) Units being offered	25,000
Total Crowd SAFE (Simple Agreement for Future Equity) Units outstanding after Offering (if minimum amount reached)*	25,000*
Maximum amount of Crowd SAFE (Simple Agreement for Future Equity) Units	1,070,000
Total Crowd SAFE (Simple Agreement for Future Equity) Units outstanding after Offering (if maximum amount reached)*	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	February 16, 2018
Use of proceeds	See the description of the use of proceeds on page 21 hereof.

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[1] www.10xtoolkit.com, February 4, 2017, available at: https://www.10xtoolkit.com/article/guesstimate-solved-example-01-footwear-market-size-us#sthash.e6Om94Tj.YftW4T19.dpbs

[2] Vampfootwear.com, April 26, 2017, available at: http://vampfootwear.com/90-american-women-wear-shoes-dont-fit-survey-finds/

Voting Rights	See the description of the voting rights on page 28 hereof.

*The total number of SAFEs outstanding is subject to increase in an amount equivalent to OpenDeal Inc. dba Republic's commission of 2% of the Securities issued in the Offering(s).

*The quantity of Crowd SAFEs represented is not inclusive of the commission to Republic, which will result in an increase of Crowd SAFEs, proportionally.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Jennifer Tegan, Sandra Gault, and Julian Sanchez, who comprise the Board of Directors, February 2014 to Present, Chief Executive Officer, February 2014 to Present, Vice President of Operations, February 2014 to Present, and Chief Technology Officer, November 2016 to Present of the Company respectively. The Company has or intends to enter into employment agreements with Sandra Gault, Julian Sanchez, and Greg Kleine although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jennifer Tegan, Sandra Gault, Julian Sanchez, and Greg Kleine or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Jennifer Tegan, Sandra Gault, Julian Sanchez, and Greg Kleine in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Jennifer Tegan, Sandra Gault, Julian Sanchez, and Greg Kleine die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The development and commercialization of our products and service is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing shoes, 3D imaging technology, and mobile apps and thus may be better equipped than us to develop and commercialize these products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide key product components such as leathers, padding, lasts insole boards, buckles, heels, packaging, and product information for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide key product components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular key product component.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors from North and South America, Asia and Europe because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information

security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.
Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.
In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S and Spain.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of components, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer, and which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences of our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of raw materials, packaging materials, and freight.
The prices of the raw materials, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of leathers, shoe components such as Last, insole boards, outsoles, heels, packaging. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of leathers, fabric, and other components needed to make shoes such as but not limited to; insole boards, outsoles, heels, and buckles. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost

substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.
Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

The potential impact of failing to deliver products on time could increase the cost of our products and harm our reputation.
In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay and ultimately harm our reputation as a result. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
* our ability to effectively manage our working capital;
* our ability to satisfy consumer demands in a timely and cost-effective manner;
* pricing and availability of labor and materials;
* our inability to adjust certain fixed costs and expenses for changes in demand;
* shifts in geographic concentration of customers, supplies and labor pools; and
* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.
We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.
If we do not effectively assist our customers in using our mobile application, succeed in helping our customers quickly resolve mobile application user issues, and provide effective ongoing support, our ability to sell our products and services to new and existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become

obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

The Crowd SAFE (Simple Agreement for Future Equity) Units will not be freely tradable until one year from the initial purchase date. Although the Crowd SAFE (Simple Agreement for Future Equity) Units may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd SAFE (Simple Agreement for Future Equity) Units. Because the Crowd SAFE (Simple Agreement for Future Equity) Units have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd SAFE (Simple Agreement for Future Equity) Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd SAFE (Simple Agreement for Future Equity) Units may also adversely affect the price that you might be able to obtain for the Crowd SAFE (Simple Agreement for Future Equity) Units in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to repay obligations of the Company currently in arrears.

These proceeds will not be available for the ongoing operations of the Company but will instead be paid to creditors for amounts which are currently overdue.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 66.5% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

True Gault leverages 3D imaging technology to scan women's feet and make gorgeous shoes that fit – all via an iPhone (version 5 or higher). We're solving the "holy grail" of the footwear industry specifically starting with women and their love for shoes. $34B of shoes are sold every year in the U.S. to women[3] and over 85% of all women are wearing ill-fitting shoes.[4] We sell direct-to-the consumer allowing us to pass the savings onto our customers. Our 3D custom fitted shoes start at $250 per pair and are backed by our fit guarantee – if they don't fit, we'll remake them. We currently offer 20+ styles (4 inch or 2 inch heel height), 40+ different leathers, and selling in the United States and Canada.

Business Plan

Please see the Executive Summary attached hereto as Exhibit B in addition to the following information.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Custom-fit shoes	We make gorgeous shoes that fit while offering a quick (in a matter of minutes!) and fun customer experience. The customer takes three pictures of each foot via the iPhone app, and the smart technology generates her unique size and a 3D model of each foot, making traditional sizing irrelevant. Shoppers are then empowered to "design" their shoes from a luxe selection of 20+ styles, colors, heel heights (2" or 4" at present) and materials: 40+ types of leather, patents, and fabrics (and growing). The result is an innovative shopping experience, and a custom pair of heels, made to order, delivered in less than four weeks and backed by the True Gault Fit Guarantee. Users forego traditional sizing in exchange for personalized, and individually sized shoes that fit like a glove with no pain, pressure or teetering. With True Gault's innovative technology and iPhone app, women no longer have to sacrifice style for fit, or vice versa – they truly can have it all.	United States & Canada

We will be focused on building an Android app, introducing new styles into the collection, growing the team and channeling our focus on marketing and brand positioning, while continuing to enhance our customer experience. The more we scan, the smarter we get; the more refined our algorithms grow; and the better our fit becomes -

---

[3] www.10xtoolkit.com, February 4, 2017, available at: https://www.10xtoolkit.com/article/guesstimate-solved-example-01-footwear-market-size-us#sthash.e6Om94Tj.YftW4T19.dpbs

[4] Vampfootwear.com, April 26, 2017, available at: http://vampfootwear.com/90-american-women-wear-shoes-dont-fit-survey-finds/

translating into more revenue. We intend to be the next fashion-tech unicorn, alongside companies like Warby Parker.

True Gault is built on a direct-to-consumer business model. Customers can shop online or via the True Gault iPhone App, after which their shoes are handmade in Spain by the finest artisans, and delivered direct to the customer within four weeks. We currently service the United States and Canada with the intention of making True Gault shoes available worldwide.

Competition

True Gault is the only company offering customized, luxurious yet comfortable shoes, delivered directly to customers through online transactions.

We have a competitive advantage with our proven product market fit, game-changing technologies, scalability via our iPhone app and our end-to-end system which allows us to have a 360° view of each customer's interaction with our product. We are completely agnostic to 3D imaging and factory manufacturing, and we're able to push shoe designs fast to market, setting us apart from any other footwear company. While traditional retail channels can lag from 8 to 12 months in receiving new shoe designs, ours are built within an online design tool for immediate purchase, arriving in four weeks. We are moving towards a custom-fitted way of life, whereby consumers now want more than just a traditional shopping experience. They want beautiful shoes that are fashion forward, comfortable and unique to them. We are focused on empowering our customers through our disruptive technology - we know how the future of retail looks and we are definitely ahead of the curve.

We do not currently have any direct competitors; however, we like to think that we are an amalgamation of four key cornerstones of the footwear industry. Luxury, Comfort, Customization and E-Commerce. True Gault has already gained considerable attention from the press with features by CNBC, Entrepreneur, Fast Company, Fashion Week Daily, Business Insider, Life & Style, and countless more. Our shoes have been worn by empowered women including supermodel Niki Taylor. In August, newly appointed Editor in Chief of ELLE Magazine and Project Runway judge, Nina Garcia, joined the True Gault team in an advisory capacity.

Supply Chain and Customer Base

Since we make our product to order, we don't need to carry inventory of our finished product shoes. The customer pays upfront for her shoes prior to us manufacturing them. However, we do carry a necessary level of raw materials (e.g. leathers, insole boards, heels, and embellishments.) These raw materials are essential to our business and are purchased from numerous suppliers within a short distance from our factory in Spain. These materials are available from multiple sources so we are able to continuously evaluate the various options available at any time, ensuring we have a solid supply chain infrastructure.

True Gault's customer is a curious and well-educated woman in the age range of 30-55, who is fashion focused, values quality over quantity, and enjoys the personalization and high service of products. Plus, she is looking for new solutions to old problems that enhance her overall lifestyle.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
5263560	IC 025. US 022 039. G & S: Women's shoes; custom-fit women's shoes. FIRST USE: 20140500. FIRST USE IN COMMERCE: 20140700	True Gault	May 19, 2016	August 15, 2017	United States

Governmental/Regulatory Approval and Compliance
To our knowledge, we are not dependent on any regulatory approvals and are in compliance with all applicable laws and regulations. We are not aware of any potential regulatory changes that may significantly alter the nature of our business at this time.

Litigation
None

Other
The Company's principal address is 154 Cobblestone Court, Suite 175, Victor, NY 14564.

The Company has the following additional addresses: 142 West 36th Street, New York, NY 10018.

The Company conducts business in the state of New York, and offers its product and services domestically.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250	5.00%	$53,500
General Marketing	64.00%	$16,000	50.61%	$541,500
New shoe designs	0.00%	$0	1.40%	$15,000
Android App development	11.00%	$2,750	3.74%	$40,000
Software development	20.00%	$5,000	9.35%	$100,000
Working Capital	0.00%	$0.00	29.9%	$320,000
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due post-closing of the campaign.

The majority of the funds raised will be used to drive revenue. Since we have the technology in place, the ability to manufacture the shoes, a working product, and proven product-to-market fit, our focus is on sales and scaling the business as quickly as possible. Most of the fund will be focused on marketing & sales, including but not limited to online advertising, customer acquisition, new shoe designs, and marketing programs. In addition, we will use a smaller portion on maintaining and improving our technology (our app and proprietary fit formula). Finally, we will purchase a scanner to scan our shoe molds (lasts) and capture key measurements (we currently outsource this and its more cost effective to do it in house).

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: As the business results change (e.g. need more funding toward marketing & sales) or we are able to implement technology efforts in a more cost effective way.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jennifer Tegan

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, February 2014 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Partner, Cayuga Venture Fund, Feb 2002 to Present; Board of Director, POM-Co Partners, Inc., June 2016 to Present; Board of Director, Tompkins Trust Company, April 2016 to Present; Board Observer, VenueBook, July 2014 to Present; Board of Director, Upstate Capital Association of New York, November 2014 to Present; Board of Director, GiveGab, March 2013 to Present; Board of Director, Intrinsiq Materials, September 2013 to Present.

Education
MBA, Cornell University; MS in Geology, University of Cincinnati; BA in Geology, Smith College

---

Name
Sandra Gault

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Executive Officer, February 2014 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Principal, Executive VP, Marketing Allworx, 2002 to 2013; Executive VP, Marketing, Performawork, 1999 to 2002; General Manager, Kodak, 1988 to 1999; IBM, 1983 to 1985.

Education
MBA, University of Rochester; BS in Business, Rochester Institute of Technology

---

Name
Julian Sanchez

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Vice President of Operations, February 2014 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
General Manager, Sacha London, 1996 to 2014; Senior Auditor, Price Waterhouse, 1993 to 1996.

Education
Bachelor in Business Sciences, University of Alicante, 1996

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Sandra Gault

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, February 2014 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Principal, Executive Vice President, Marketing Allworx, 2002 to 2013; EVP, Marketing, Performawork, 1999 to 2002; General Manager, Kodak, 1988 to 1999 IBM, 1983 to 1985.

Education
MBA, University of Rochester; BS in Business, Rochester Institute of Technology

Name
Greg Kleine

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer, September 2015 to Present (initially joining as a consultant).

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Managing Director, Fairchild Technology Group, Feb 2009 to Present.

Education
BS in Aeronautical Maintenance Engineering, Parks College
_____

Name
Julian Sanchez

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Vice President of Operations, February 2014 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
General Manager, Sacha London, 1996 to 2014; Senior Auditor, Price Waterhouse, 1993 to 1996.

Education
Bachelor in Business Sciences, University of Alicante, 1996

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 3 employees in New York and Spain.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company is currently authorized to issue one million five hundred thousand (1,500,000) shares of one class of common stock, par value of $0.0001 (the "Common Stock"), and 383,135 shares of Series A Preferred Stock with a par value of $0.0001.

As of October 3, 2017, there are 1,000,000 shares of the Company's Common Stock issued and outstanding and 383,135 are reserved for issuance upon conversion of the Company's Series A Preferred Stock. This includes certain shares to officers and directors validly issued and outstanding although these shares may be forfeited and cancelled to the extent that any of the defined contingencies, including resignation or removal of the relevant party, or other contingencies. In these circumstances, the total issued and outstanding shares reflected and the pro-forma capitalization would be reduced accordingly.

Additionally, there are 202,299 shares of the Company's Series A Preferred Stock issued and outstanding.

The Company has issued the following Securities:
On February 7, 2014, the Company entered into a restricted stock agreement with the initial founders (the "Common Stockholders") for the sale of 1,000,000 shares of Common Stock at a price of $0.0001 per share for aggregate proceeds of $100.00.

On February 7, 2017, the Company entered into Series A Preferred Stock Purchase Agreements with various bridge investors (the "Series A Preferred Stockholders") for the sale of 202,293 shares of Series A Preferred Stock at a price of $6.5250 per share for aggregate proceeds of $1,320,000.00.

On February 6, 2014, the Company adopted the True Gault, Inc. 2014 Stock Plan and allocated 72,797 shares of the Company's Common Stock to be issued under said plan, of which 20,858 options under said plan are issued and outstanding at an exercise price of $5.50. Furthermore, the Company granted its Chief Technology Officer the option to purchase 30,000 shares of the Company's common stock pursuant his Independent Contractor Consulting Agreement and a certain Stock Option Grant agreement.

On September 22, 2015, the Company commenced a private placement offering of convertible notes (the "Convertible Notes") in reliance on Regulation D, Rule 506(b) exemption from registration under the Securities Act of 19333, for the maximum offering amount of $3,000,000.00. As of the date of filing of this Form C, the Company has raised $2,112,500 in the sale of convertible notes under such offering. The convertible notes are being offered with a 40% discount rate upon conversion and an interest rate of 10% per annum. The maturity date of the convertible notes issued to date was initially September 29, 2017 and has been extended to June 30, 2018.

Pursuant to the terms of the Convertible Notes, the notes will convert upon maturity, or at such a time when a qualified financing event of more than $1,500,000.00 in equity interest or convertible debt securities, change of control, or an IPO takes place. Holders of the Convertible Notes are additionally granted certain voting rights. Specifically, without the majority consent of the Convertible Note holders, the Company may not: (i) pay any dividends or make any distributions to its equity owners (other than stock splits in the form of stock dividends); (ii) incur any indebtedness for borrowed money (other than trade credit incurred in the ordinary course of business); (iii) guarantee any indebtedness of others; or (iv) subject any of the Company's assets to a lien (other than liens arising in the ordinary course of business.

In the event that the Convertible Notes convert after the Crowd SAFE Units issued in the Regulation Crowdfunding offering convert, the conversion shares issued to the holders of the Crowd SAFE Units will be diluted.

Valuation
On October 10, 2014, ValuQuest, LLC provided the Company with a 409A valuation of the company of $8,398,000 on a non-marketable, minority/non-controlling interest basis for purposes of pricing the Company's per share price of its stock options. The calculated value of a fully-diluted share of common stock was $5.50 at such time.

The Company is not relying on any current third-party valuation or appraisal in relation to this Offering of Crowd Notes. Before making an investment decision, you should carefully consider this information and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
A majority of the Company is owned by a few people. Those people are Sandra Gault and Julian Sanchez, the co-founders of the Company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Sandra Gault	37.4%
Julian Sanchez	29.1%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised until the Crowd SAFE Units securities are converted into equity.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
The Company intends to achieve profitability in the next 24 months. Our primary future expenses consist of the following: building an Android app and implementing customer acquisition model to build a strong base of loyal repeat customers. With enhanced marketing along with our existing and new app, we expect our revenues to grow substantially in 2018 and achieve cash flow positive or profitability within 24 months.

The Company incurred net operating expenses of $632,294.14 and $648,966.36 for the years ended December 31, 2016 and 2015 respectively. In 2015, the Company generated $147,501.24, resulting in a net loss of $636,916.48. In 2016, the Company generated $42,454.07 in revenue, resulting in a net loss of $799,354.06.

General & Administrative
The Company expenses the cost of general & administrative as incurred and aggregated $155,999.37 and $153,625.22 for the years ended December 31, 2016 and 2015 respectively.

Advertising
The Company expenses the cost of advertising as incurred and aggregated $16,743.16 and $21,505.19 for the years ended December 31, 2016 and 2015 respectively.

Research & Development
The Company expenses the cost of research and development as incurred and aggregated $12,784.20 and $0 for the year's ended December 31, 2016 and 2015 respectively.

Liquidity and Capital Resources
The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically capturing new customers, building an Android version of our app and expanding into other markets outside of the United States and Canada. While we expect growing cash inflow through sales of shoes, the Offering proceeds will help our cash position to support our operations. Currently, our monthly burn rate is approximately: $89,430.97.

Capital Expenditures and Other Obligations
The Company intends to make the following material capital expenditures in the future:
True Gault intends to purchase a high-end digital scanner for our factory to digitally scan the shoe molds and other components used to make True Gault shoes. From those digital scans we will generate additional data for our proprietary fit formula.

Material Changes and Other Information

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Crowd SAFE (Simple Agreement for Future Equity) Units for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by February 16, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
A commission equivalent to 2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is KoreConX.

The Securities
We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
See "Capitalization and Ownership" above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $2,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $10,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 90.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $10,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the

Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

Stockholders Agreement & Voting Agreement
On February 7, 2014, the Common Stockholders and Series A Preferred Stock investors entered into a Stockholders Agreement (the "Stockholders Agreement") and Voting Agreement (the "Voting Agreement") with the Company. Investors in this Offering will not be party to said agreements upon investing nor upon conversion of the Crowd SAFEs.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms
- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company's director and officer Julian Sanchez owns an indirect, minority interest (less than 15%) in 1612 Adesa, SL, the entity that owns the facility where the Company's shoe product is manufactured. As of June 30, 2017, the Company owes 1612 Adesa, SL $85,577.64. This amount is included in the current accounts payable of the Company.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:

The Company's director and officer Julian Sanchez owns an indirect, minority interest (less than 15%) in 1612 Adesa, SL, the entity that owns the facility where the Company's shoe product is manufactured. As of June 30, 2017, the Company owes 1612 Adesa, SL $85,577.64. This amount is included in the accounts payable of the Company.

OTHER INFORMATION

Bad Actor Disclosure
The Company is not subject to any Bad Actor disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Sandra Gault
(Signature)

Sandra Gault
(Name)

Director & Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Sandra Gault
(Signature)

Sandra Gault
(Name)

Director & Chief Executive Officer
(Title)

November 17, 2017
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Jennifer Tegan

(Signature)

Jennifer Tegan

(Name)

Director

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jennifer Tegan

(Signature)

Jennifer Tegan

(Name)

Director

(Title)

November 17, 2017

(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Julian Sanchez
_____
(Signature)

Julian Sanchez
_____
(Name)

Director & Vice President of Operations
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Julian Sanchez
_____
(Signature)

Julian Sanchez
_____
(Name)

Director & Vice President of Operations
_____
(Title)

November 17, 2017
_____
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Offering Page
Exhibit C   Executive Summary & Advisory Board Members
Exhibit D   Customer Testimonials
Exhibit E   Video Transcript

EXHIBIT A

Financial Statements

EXHIBIT B

Offering Page

EXHIBIT C

Executive Summary &
Advisory Board Members

EXHIBIT D

EXHIBIT E

Video Transcript

True Gault, Inc.
(a Delaware corporation)

Unaudited Financial Statements
Period of January 1, 2015 through June 30, 2017

Prepared by Michael Thiem, CPA

Table of Contents

Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

October 10, 2017

To: Sandra Gault
Re: 2017 Financial Statement Review True Gault, Inc.

We have reviewed the accompanying financial statements of True Gault, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2015, December 31, 2016, and June 30, 2017 and the related statements of income and cash flows for the period from January 1, 2015 through June 30, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompany financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,
Michael Thiem, CPA

True Gault, Inc.

Balance Sheet (unaudited)

See Accountant's' Review Report and Notes to the Financial Statements

	ASSETS	December 31,2015	December 31,2016	June 30, 2017
ASSETS				
Current Assets				
	Cash & Cash Equivalents	114,561	32,011	95,768
	Other Current Assets	75,664	120,979	129,601
	Total Current Assets	190,225	152,990	225,369
Non-current Assets				
	Fixed Assets	11,426	1,632	-
	Other Assets	2,259	439,617	521,453
	Total Non- Current Assets	13,685	441,249	521,453
TOTAL ASSETS		203,910	594,239	746,822

	LIABILITIES AND SHAREHOLDERS' EQUITY			
LIABILITIES				
Current Liabilities				
	Accounts Payable	109,742	274,702	270,927
	Other Current Liabilities	74,197	78,587	22,775
	Total Current Liabilities	183,939	353,289	293,702
Non-current Liabilities				
	Covertible Notes	230,000	1,187,500	1,787,500
	Covertible Notes Interest Payable	5,432	68,264	142,808
	Total Non-current Liabilities	235,432	1,255,764	1,930,308
TOTAL LIABILITIES		419,371	1,609,053	2,224,010
SHAREHOLDERS' EQUITY				
	Common Stock	5,216	5,216	5,216
	Series A Preferred Stock	1,257,999	1,257,999	1,257,999
	Retained Earnings	(1,478,675)	(2,278,029)	(2,740,404)
TOTAL SHAREHOLDERS' EQUITY		(215,460)	(1,014,814)	(1,477,189)

The accompanying Notes are an important and integral part of the financial statements.

True Gault, Inc.

Income Statement (unaudited)
See Accountant's' Review Report and Notes to the Financial Statements

Profit and Loss
January 2015 - June 2017

	Jan - Dec 2015	Jan - Dec 2016	Jan - Jun, 2017	Total
Revenues, net of Allowances and Returns	147,501	42,454	27,658	217,613
Less: Cost of Revenues	111,186	102,991	23,865	238,042
Total Gross Profit	36,315	(60,537)	3,793	(20,429)
Personnel	233,991	211,088	160,254	605,333
Operating Expenses	212,961	201,606	6,653	421,220
Advertising and Marketing	48,089	50,817	90,292	189,198
Professional Fees	81,526	21,750	22,195	125,471
Research & Development	28,247	70,265	10,237	108,749
Infrastructure	21,698	55,902	27,149	104,749
General & Administrative	22,455	20,866	16,875	60,196
Total Expense from Operations	648,967	632,294	333,655	1,614,916
Other Income and Expense	(24,265)	(106,523)	(132,513)	(263,301)
Total Expenses	673,232	738,817	466,168	1,878,217
NET INCOME	**(636,917)**	**(799,354)**	**(462,375)**	**(1,898,646)**

The accompanying Notes are an important and integral part of the financial statements.

True Gault, Inc.

Statement of Changes in Shareholders' Equity
(unaudited)
See Accountant's' Review Report and Notes to the Financial Statements

	Common Stock (Par Value 0.0001)	Additional paid-in capital (Common stock)	Series Seed (Par Value 0.0001)	Additional paid-in capital (Series A Preferred Stock)	Series Seed Legal	Accumulated Earnings / (Deficit)	Total
Balance as of January 01, 2015	100.00	5,116	20	1,319,979	(62,000)	(841,758)	421,456
Issue of new shares							-
Net income						(636,916)	(636,916)
Balance as of December 31, 2015	**100.00**	**5,116**	**20**	**1,319,979**	**(62,000)**	**(1,478,675)**	**(215,460)**
Balance as of January 01, 2016	100	5,116	20	1,319,979	(62,000)	(1,478,675)	(215,460)
Issue of new shares							-
Net income						(799,354)	(799,354)
Balance as of December 31, 2016	**100**	**5,116**	**20**	**1,319,979**	**(62,000)**	**(2,278,029)**	**(1,014,814)**
Balance as of January 01, 2017	100	5,116	20	1,319,979	(62,000)	(2,278,029)	(1,014,814)
Issue of new shares							-
Net income						(462,375)	(462,375)
Balance as of June 31, 2017	**100**	**5,116**	**20**	**1,319,979**	**(62,000)**	**(2,740,404)**	**(1,477,189)**

The accompanying Notes are an important and integral part of the financial statements.

True Gault, Inc.

Statement of Cash Flows (unaudited)
See Accountant's' Review Report and Notes to the Financial Statements

	Jan - Dec 2015	Jan - Dec 2016	Jan - Jun, 2017
CASH FLOWS FROM OPERATIONS			
Net Income	(636,916)	(799,354)	(462,375)
Other Current Assets	(25,665)	(45,314)	(8,622)
Accounts Payable	19,478	164,960	(3,776)
Other Current Liabilities	57,568	4,390	(55,811)
TOTAL CASH FLOWS FROM OPERATIONS	**(585,536)**	**(675,318)**	**(530,583)**
CASH FLOWS FROM INVESTING ACTIVITIES			
Fixed Assets	24,143	(418,811)	(81,251)
Other Assets	2,563	(8,753)	1,047
TOTAL CASH FLOWS FROM INVESTING ACTIVITIES	**26,706**	**(427,564)**	**(80,204)**
CASH FLOWS FROM SHAREHOLDERS' FINANCING ACTIVITIES			
Convertible Notes	230,000	957,500	600,000
Convertible Notes Interest Payable	5,432	62,832	74,545
TOTAL CASH FLOWS FROM FINANCING ACTIVITIES	**235,432**	**1,020,332**	**674,545**
NET CHANGE IN CASH POSITION	**(323,398)**	**(82,550)**	**63,757**

The accompanying Notes are an important and integral part of the financial statements.

True Gault, Inc.

Notes and Additional Disclosures to the Financial Statements (unaudited)
For the period of January1, 2015 through June30, 2017

NOTE 1 - NATURE OF OPERATIONS

True Gault, Inc. (the "Company") (formerly known as Shulogique, Inc.) was incorporated in January 2014 organized as a corporation under the laws of the state of Delaware. True Gault uses 3D imaging technology to scan women's feet and makes beautiful shoes that fit – all via an iPhone (version 5 or higher). Women can buy shoes online, but size doesn't guarantee fit. To remedy the hassle and (often physical) pain, True Gault created an iPhone app which creates a 3D image of customers feet and produces hand crafted shoes from Spain using their proprietary fit formula - all backed by their guaranteed fit. With True Gault's innovative technology, women no longer have to sacrifice style for fit, or vice versa – they can truly have it all.

Since inception, the company has been focused on building technology to scan women's feet and manufacture shoes that fit. The company originally began by using a 3rd party portable scanner that they used at various "pop-ups" to get early customers and proof of concept. Shoe designs were created, manufacturing solution was put in place and as they sold shoes, they perfected their fit formula. By 2016 they developed a iPhone app which eliminated the need for the portable, physical scanner and allowed customer to scan and buy from the comfort of their home. It also positioned them well for scalability. Now their focus is to get the word out about the company, increasing their customer acquisition, and continuously improving their fit formula.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

True Gault, Inc.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. As of June 30, 2017, the Company had $95,767.83 of cash on hand.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In May 2014, FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers." ASU No. 2014-09 contains a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard permits the use of either the retrospective or cumulative effect transition method. Early adoption is permitted for reporting periods beginning after December 15, 2016. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either(i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – SHORT-TERM DEBT

Note that Julian Gabriel Sanchez, one of the founders of the Company (refer to NOTE 5) owns less than 15% in 1612 Adesa, SL

As of 06/30/2017, the Company owes 1612 Adesa, SL $85,577.64. This is included in the accounts payable of the Company.

NOTE 4 - LONG-TERM DEBT

	2017.06	2016	2015
Long-term Debt	$1,930,308.21	$1,255,763.68	$235,431.50
Current Maturities	$0.00	$0.00	$0.00
Long-term Debt less Current Maturities	$1,930,308.21	$1,255,763.68	$235,431.50

Commencing September 2015, the Company entered into multiple convertible note agreements ("the Notes". The Notes accrues interest at a rate of 10% per year.

As of June 30th, 2017, the Company had accrued interest totaling $142,808.21.

The Company is authorized to issue a series of Convertible Promissory Notes in an amount not to exceed $3,000,000.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company is currently owned by Sandra Gault and Julian Gabriel Sanchez. Sandra Gault holds 562,500 of common stock shares and Julian Gabriel Sanchez holds 437,500 of common stock shares. Under the incorporation, the Company is authorized to issue up to 1,500,000 shares of common stock with a $0.0001 par value.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters
The Company is not currently involved with, and does not know of any, pending or threatening litigation against the Company or its founder.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through October24, 2017, the date the financial statements were available to be issued.

On August 4th, 2017, the Company entered into an agreement with Cayuga Venture Fund V, LP ("Cayuga") in which Cayuga loaned the Company $100,000 in exchange for a convertible note (the "Note"). The Note accrues interest at a rate of 10% per year.

True Gault, Inc.

On September 8th, 2017, the Company entered into an agreement with Cayuga Venture Fund V, LP ("Cayuga") in which Cayuga loaned the Company $100,000 in exchange for a convertible note (the "Note"). The Note accrues interest at a rate of 10% per year.

On October 20th, 2017, the Company entered into an agreement with Cayuga Venture Fund V, LP ("Cayuga") in which Cayuga loaned the Company $125,000 in exchange for a convertible note (the "Note"). The Note accrues interest at a rate of 10% per year.



**Company
Name**   True Gault

Logo



Headline   We use 3D imaging via your iPhone to create gorgeous shoes, made to fit!

Cover photo





**Hero
Image**

Tags

Women Founders, Consumer Goods, 3D imaging, Tech, Shoes, Apps, E-commerce, Fashion

Pitch text

Highlights

- **An innovative e-commerce platform that integrates 3D scanning technology**, through an iPhone app.
- **Gorgeous, bespoke shoes that fit to the exact measurements of your feet.** There are no traditional sizes, shoes are 100% custom-fit to you.

- **Manufactured by hand** in Alicante, Spain.
- **Proven business model.** Thousands of women have scanned, with 30% repeat customers.



- **Huge opportunity** to disrupt the footwear industry and e-commerce landscape, with the ability to expand into men's shoes,

licensing, and white labelling.
- **Experienced Board of Advisors, including Nina Garcia** (Editor-in-Chief ELLE Magazine, Project Runway judge).
- **iPhone app** currently available in USA & Canada

The Problem





Traditional shoes are one-size-fits all and not made to fit YOUR unique feet.
So 88% of women wear shoes that are the wrong size*, leading to foot pain (especially with high heels).
TRUE GAULT
*American Orthopedic Foot & Ankle Society

The Solution


Shoes manufactured to the exact dimensions of each foot, using 3D imaging technology via an iPhone.
The Result: a luxurious, handmade shoe that fits like nothing you've experienced before.
TRUE GAULT
FROM $250 PER PAIR

Scan your feet with the
app to get your exact
measurements



TAILORED BY TECHNOLOGY



Our shoes are handmade
in Alicante, Spain and
delivered to your door
in under 4 weeks.

CRAFTED BY HAND





YOUR PERSONAL SIZE
We make your shoes to fit the exact contours of your feet, and stamp them with a personal number unique to you.

How It Works




Download the app
Scan your feet
Shop the collection
TRUE GAULT
MY SHOES
SCAN
SHOP
REFER A FRIEND
HOW IT WORKS
Set 1: Right Foot (1/3)
MARIA
$250.00
ADD TO BAG

OUR SMART TECHNOLOGY DOES THE REST

Your scan generates
a 3D image.

The measurements
are analyzed.

Your shoes are
custom-made to fit.





The Shoe Collection







We guarantee fit.

If you are not 100% happy we will remake your shoes until you are thrilled.

Why Invest

- Our smart, innovative technology and proven business model puts us ahead of competitors.

- We're disrupting the $65 Billion footwear industry in the U.S. with the opportunity to expand into other markets.

- Significant traction with thousands of women scanning and buying, with over 30% repeat customers.

- Ability to scale globally with our smartphone app and platform.

- Opportunity to branch into product extensions (e.g. men's shoes), licensing and white labelling.

- 1 of 8 companies selected for Google's Accelerated Growth Program in Q1-Q2 2017 (which helped launch Warby Parker and Casper).

- CEO & Founder, Sandra Gault has a background in imaging technology at IBM & Kodak and two successful start-ups behind her.

- The team at True Gault is comprised of seasoned business leaders and advisors.





"WE ARE REDEFINING THE FOOTWEAR INDUSTRY ONE FOOT AT A TIME"

Sandra Gault
Founder / CEO

A Word From True Gault Advisor, Nina Garcia

"What makes me so excited about True Gault is that not only am I a shoe lover, but I have always been a promoter of technology. True Gault is a rare combination that strikes the perfect balance between tech and fashion, solving a widely known problem for the consumer and the industry as a whole."

NINA GARCIA
Editor-in-Chief at ELLE Magazine &
Project Runway Judge





What customers are saying...





8 HOURS
IN MY TRUE GAULTS!
-Michelle S.

THE SCANNING EXPERIENCE
WAS SO FUN!

-Valerie C.

THE SHOES FIT PERFECTLY
ON EACH FOOT.

-Edie C.

Business Model

True Gault is redefining the way women buy shoes. Traditional shoes are one-size-fits-all, but our feet do not conform to this standard. Research shows 95% of people's left and right feet are not the same size. True Gault embraces this complexity, offering customers an innovative shopping experience and custom shoes fit each unique foot.

TECHNOLOGY & SYSTEMS

We have created our own proprietary fit-formula through 3D scanning to capture individual measurements - all via a smartphone.

Using the app, the customer takes three pictures of each foot and a 3D model is generated. Traditional sizing is now irrelevant as the customer has their own unique size. Our backend system handles the order fulfillment, processing, and customer-fit-feedback. This direct-to-consumer experience keeps costs low which we pass onto the consumer via lower-priced, luxury shoes.

With thousands of women's feet scanned, the app is already aggregating valuable, predictive data and becoming smarter with each usage. The more people who scan, the more refined our algorithm gets, the more accurate the fit, and the happier our customers are.


INTEGRATED CUSTOM-FIT SYSTEM
Customers
Mobile App for Scanning & Ordering
3D Model Created
Real-time Manufacturing (No Inventory)
Delivered Direct to Customer
Mobile App for Inputting Any Fit Issues
CLOUD-BASED PLATFORM
Fit Formula
ERP I CRM
CMS I E-commerce

THE PRODUCT

Our shoes are an affordable luxury (priced between $250-$350) and positioned to appeal to a broad demographic. We guarantee an exceptional, unparalleled fit, with unmatched comfort, and style, delivered to your door in under 4 weeks.

WHERE WE'RE HEADED

We have built a business model around the desire for custom-fitting shoes and have only just scratched the surface of this hyper-growth opportunity. Our next phase will be to increase brand awareness, expand globally, offer an Android version and launch new styles.



About Founder & CEO, Sandra Gault





The idea emerged as Sandra stood in painful designer heels at a party, realizing that no amount of compliments could make her feel at ease. It was then she vowed that every woman, regardless of age, size, or shape of her feet, deserved a beautiful pair of heels that she could wear all day long, in comfort and confidence. So she channeled her three passions, fashion, business and technology into True Gault.

Sandra has over 20 years of experience in building business, leveraging technologies, and leading teams. Her experience at Kodak and IBM Corporation refined her skills in imaging technology to achieve her vision of customizing high-fashion shoes of the highest quality. She never sets foot anywhere without a pair of her true-fit shoes. To date she has taken over 5,626,290 steps (walked 1,674 miles), in her True Gault shoes.



TRUE GAULT ADVISORY BOARD

   

Nina Garcia
Editor-In-Chief
ELLE Magazine

Jennifer Tegan
Partner
Cayuga Venture Fund

Joanne Wilson
Angel Investor
Gotham Gal Ventures

Susan Posen
Chair
House of Z LLC / Zac Posen



JOIN THE SHOE REVOLUTION



Invest in True Gault Inc

PERK Details:

* True Gault gift cards expire 1 year from date of issuance. Gift cards will be issued within 12 weeks after the crowd funding campaign ends.

** Shoe are valued at maximum of $350 per pair. Each investor will be given a discount code for number of shoes they are awarded. Discount codes will be issued within 12 weeks after crowd funding campaign ends and expire 1 year from date of issuance. Investor can select any shoe from the True Gault collection.

*** Includes above terms. Dinner valued at $500 total. Does not cover travel to New York City or accommodations.

**** Includes above terms. True Gault reserves the right to determine the final naming of the shoe.

***** Includes above terms. Travel value limited to $5,000.00 total.

Team

	Sandra Gault	Founder / CEO	CEO & Founder | Serial Entrepreneur with 2 exits | Ex-Senior Executive & Digital Imaging Expert from Kodak | University of Rochester MBA | Geek in high heels
	Devin McNulty	Digital Marketing Guru | Social Media Strategist | Graphic Designer | Makes great playlists	
	Dana Facchine	Social Media Creator | Fashion Marketer (MPS) | Editorial Assistant | Resident Ravenclaw	



	Sabi Datoo-Lalji	Creative Content Strategist | Editorial & Merchandise Manager | Zen obsessed
	Greg Kleine	Chief Technology Officer | Software Engineer | OPS Expert | Ski Enthusiast
	Michelle Madden	Head of Marketing | Harvard MBA | Brand Consultant at HuffPost, AOL, Bain & Co | Webby-Nominated Blogger
	Julian Sanchez	Co-Founder, VP of Operations & Manufacturing | Master Shoemaker | Ran with the bulls
	Melanie Zamanian	Customer Service Manager | Shoe-ologist | Life Planner

Perks

$100 A personal thank you from the Founder, Sandra Gault and a shout-out on social media.



$250 A True Gault $25 gift card.*

$500	A True Gault $50 gift card.*
$1,000	A True Gault $100 gift card.*
$1,500	A TrueGault $150 gift card. *
$5,000	2 pairs of True Gault shoes.**
$10,000	4 pairs of True Gault shoes. **
$25,000	8 pairs of True Gault shoes. Dinner in New York City with Founder, Sandra Gault (up to 2 people). ***
$50,000	12 pairs of True Gault shoes. Dinner in New York City with Founder, Sandra Gault (up to 2 people). A shoe named after you or a loved one. ****
$100,000	All perks at the $50,000 level. Plus design a shoe and airfare (for 2) to Alicante, Spain to visit the factory and meet the Co-Founder. *****

FAQ



How does it all work?

The use of 3D imaging technology is used to scan women's feet and create luxury shoes that fit. The process is:

1. Download iPhone app
2. Scan feet
3. Browse and buy
4. Custom-fitted shoes are handmade in Spain
5. Shoes are shipped directly to customer

Does it work on Android? Do you plan to launch an Android version?	There is no current Android app. The company is working towards an Android version.
What is the price of a pair of shoes?	It's a flat price per pair based on style: • Heels (2 or 4 inch) = $250 per pair • Booties (2 or 4 inch) = $350 per pair
Why don't customers choose a shoe size?	Traditional shoe sizing is not used as 3D scanning technology determines the measurements of both the left and right foot. Shoes are handmade from these individual measurements.
What is the return policy?	In the event shoes don't fit, the customer has 30 days to contact customer support. A new pair of shoes will be made at no cost.
How will the crowdfunding money be used?	The funds will be used to: 1. Increase brand awareness in the USA and beyond 2. Develop an Android application 3. Create new shoe styles





TRUE GAULT

We have shoes down to a science.

True Gault uses 3D imaging technology to scan women's feet and makes beautiful shoes that fit – all via an iPhone (version 5 or higher). Women can buy shoes online, but size doesn't guarantee fit. To remedy the hassle and (often physical) pain, True Gault created an iPhone app which creates a 3D image of customers feet and produces hand crafted shoes from Spain using their proprietary fit formula - all backed by their guaranteed fit. With True Gault's innovative technology, women no longer have to sacrifice style for fit, or vice versa – they can truly have it all.

VALUE PROPOSITION

American women buy more than five hundred million pairs of dress shoes each year – with an estimated 85% of women suffering from an improper fit. True Gault averts shoppers from an endless search for sizes and from settling for pinching, scraping, squeezing, limping and sacrificing style for comfort.

True Gault's personalized and custom fitted shoes range between $250-$350, and proudly guarantees an exceptional, unparalleled fit for unmatched comfort and style that is authentic to – and ultimately created by – the shopper herself. Since each shoe is as unique as the customer, there is no shoe size – the customer never has to worry about what size shoe she is – she is her own unique size.

PROVEN MODEL & INVESTMENT

To date, True Gault has acquired seed funding from private investors totaling $3.3M (Joanne Wilson is an investor and board advisor). This early investment allowed the company to verify product-to-market fit using a 3rd party scanner and creating pop-up events to scan women's feet and build their algorithm. True Gault has successfully captured over 700 customers, sold 1000+ pairs of shoes (35% repeats) and generated $200K in revenue. Plus, it established manufacturing capabilities, and got key team members in place.

Since True Gault uses "smart" manufacturing and makes shoes to order, there is no need to carry inventory, keeping costs low and profit margins high. *Projected* gross margins will be much higher than traditional shoe brands (48% vs. 15-20%). Each shoe is delivered in 4-6 weeks, often sooner, with a guaranteed true fit.

In 2016, the company focused most of its resources on building the iPhone app along with a backend SaaS platform for on-demand direct-to-consumer customized products for scaling the business and future licensing opportunities. The app was released in the Apple Store in late December 2016.

True Gault has already attracted attention in the tech community, having been accepted as 1 of 8 companies to the highly esteemed Google Accelerated Growth Program, which is an incubator program for selected startups (past Google "incubated" companies include the likes of Warby Parker, Casper and Dollar Shave Club). In its soft launch phase of the iPhone app, the company has captured over 8,000+ registered users.

ADVISORS

True Gault is proud to have an esteemed and experienced advisory board. Board members include Jennifer Tegan, (Partner Cayuga Venture Fund) Nina Garcia, (Editor-in-Chief of ELLE Magazine, Judge on Project Runway) Susan Posen, (Chair at House of Z LLC / Zac Posen) and Joanne Wilson (Angel Investor Gotham Gal Ventures).



TRUE GAULT

We have shoes down to a science.

ABOUT FOUNDER & CEO, SANDRA GAULT

“Fashion should fit you; not the other way around.” The idea emerged as Sandra stood in painful designer heels at a party, realizing that no amount of compliments could make her feel at ease. It was then she vowed that every woman – regardless of age, size, or shape of her feet – deserved a beautiful pair of heels that she could wear all day long, in perfect comfort and confidence. So she channeled her three passions – fashion, business, and technology – into True Gault.

Sandra has over 20 years of experience in building business, leveraging technologies, and leading teams. Her experience at Kodak and IBM Corporation refined her skills in imaging technology to achieve her vision of customizing high-fashion shoes of the highest quality. Before bringing True Gault to life, Sandra pursued an apprenticeship to learn the art of shoe-making,

VIDEOS



THE FACTORY



CUSTOMER TESTIMONIALS
TRUE GAULT



SCANNING TUTORIAL

SHOES

Shoes are available in a selection of 20+ styles, two heel heights, (2" or 4" at present) 40+ leathers, patents and fabrics. Prices range between $250-$350 per pair.



Robin in Black & Beige Snake, 4-inch





Maria in Wine Metallic Patent, 4-inch





Devin in Black Snake, 4-inch





Leena in Black & Beige Snake, 4-inch



PRESS

True Gault has already grabbed the attention of the press.































AlleyWatch | BuzzFeed | Forbes

Entrepreneur | BOF | YAHOO! FINANCE

CNBC | ELECTRIC RUNWAY | FAST COMPANY

ACCESSORIES THE VOICE OF THE INDUSTRY | the Daily front row | BUSINESS INSIDER

cheddar | FN | PointofSale.com NEWS. PRODUCTS. RESOURCES.

Even more press coming soon...

TRUE GAULT
CUSTOMER TESTIMONIALS



IRENA P.
"I've never had more compliments on one pair of shoes. And they fit like a glove."



VANESSA P.
"I LOVE this python print bootie, perfect for Fall!"



SARAH T.
"True Gault shoes made my day even more special. I wore them all day and my feet felt great."



BETH ANN N.
"I was close to giving up on wearing high heels. Now True Gaults are the only shoes I want to wear."



EDIE C.
"It feels so so good to wear shoes that are comfortable, *and* pretty."



SABI D.L.
"With True Gault, I discovered my own unique size, and you can too!"



TRUE GAULT

ADVISORY BOARD MEMBERS



NINA GARCIA - EDITOR-IN-CHIEF OF ELLE MAGAZINE

Nina Garcia is currently the Editor-in-Chief at ELLE Magazine and formidable fashion judge on Project Runway. As an industry veteran, Nina is an experienced asset to the True Gault brand as she brings a wealth of knowledge and influence to the table and guides the company forward, advising on all creative and business efforts. Prior to her work at ELLE, she worked at Marie Claire and is a graduate of Boston University, as well as the famed Fashion Institute of Technology.



JENNIFER TEGAN - PARTNER AT CAYUGA VENTURE FUND

Jennifer Tegan is True Gault's lead investor and board member. With a background in advising and managing small, growing companies, Jennifer brings her business and finance acumen to the brand and assists in moving it strategically forward. Jennifer earned a BA and MS degrees in Geology from Smith College and University of Cincinnati, respectively, and an MBA from Cornell University.



SUSAN POSEN - CHAIR AT HOUSE OF Z LLC / ZAC POSEN

Susan Posen brings a wide variety of experience to the True Gault advisory board. With an admirable background in law, Susan now holds the position of Chair at House of Z LLC and Zac Posen, her son's company. Fusing her experience in law and the business of fashion, she is able to lead companies from both a strategic and logical point of view. Susan Posen graduated from Brooklyn Law School and was previously a Partner at Stroock & Stroock & Lavan LLP.



JOANNE WILSON - ANGEL INVESTOR AT GOTHAM GAL VENTURES

Joanne Wilson is not only a fan and advisor of True Gault but also an investor. Sporting a portfolio of over 90 companies, Joanne focuses on supporting female entrepreneurs. She has a background in media, retail, wholesale, and the technology industry, and has sat on numerous boards of startups in a variety of fields.

True Gault – Video Transcript

Republic.co Video – Nov 15 2017

[00:00 - 00:10]

"TRUE GAULT"

[Customer Voice-over] They're gorgeous. They're comfortable.

[Customer Voice-over] These are stylish. These are classic.

[Customer Voice-over] Sexy. They are classy and they are me.

[00:11 - 00:41]

[Sandra Gault] I am Sandra Gault, and I'm the CEO and Founder of True Gault. We are a women-led, high-tech fashion company that uses 3-D scanning technology to scan women's feet and make gorgeous shoes that fit all via our free iPhone app.

"Download the app. Scan your feet. Shop the collection."

[Sandra Gault Voice-over] We forego traditional shoe sizing and make shoes that are truly unique to you. Every pair comes with our True Gault fit guarantee.

"NO SHOE SIZES – ITS YOUR SIZE | 100% FIT GUARANTEE."

"99% OF WOMEN HAVE DIFFERENT SIZED RIGHT & LEFT FEET"

[00:41 – 01:01]

[Customer] They can do a custom shoe that will fit me perfectly.

[Customer] I don't have to sacrifice anything for the comfort, as opposed to going to a department store and absolutely compromising on the fit.

[Customer] I'm in-between sizes, so I always get a 7 1/2 or an 8, and I'm going back and forth, and one foot feels better than the other.

[01:02 – 01:14]

"BUYING SHOES ONLINE CAN BE TRICKY."

[Sandra Gault] We're also challenging the way people buy and shop online, that often times they don't want to buy without the confidence of trying on first.

[01:14 – 01:16]

"WE'RE REVOLUTIONIZING THE WAY WOMEN BUY SHOES."

[Customer Voice-over] When I heard about True Gault, it was the word custom.

[01:16 – 01:25]

[Sandra Gault] We use the best material science and digital imaging technology to create shoes like nothing you've worn before.

[01:25 – 01:42]

[Customer] They take a scan of your foot. They see exactly what your foot looks like in 3-D.

[Customer] When you get measured, you're actually measuring each foot individually, so the shoe fits perfectly for each foot.

[Customer] The scanning experience was fun. I was with friends. We had a glass of champagne. We were scanning our feet.

[01:42 – 02:29]

[Sandra Gault Voice-over] Because we sell direct to consumers, we offer luxury shoes at half the price of our competition. There are several reasons why True Gault is different. We have the technology in place, products are being manufactured, and customers are already scanning and buying with over 30% being repeat customers. True Gault has already been featured by CNBC, Fast Company, Entrepreneur, the Daily Front Row, Business Insider and many more. Supermodels like Niki Taylor have been photographed wearing our shoes on the streets of New York City and on red carpets. And Elle Magazine Editor-in-Chief and Project Runway Judge Nina Garcia has joined the True Gault team as an advisor.

"TECHNOLOGY IN PLACE

CUSTOMERS LOVE US

CLEAR DIFFERINATION

STRONG EXPANSION OPPORTUNITIES."

[02:29 – 02:49]

"FEEL EMPOWERED"

[Customer] True Gault shoes, they make you feel like you can just go in and conquer the world.

[Customer] I wear them out to dinner. I wear them to events. And I am more at ease and able to relax standing there chatting with people. I'm focused on the conversation as opposed to how much my feet hurt.

[02:49 – 02:56]

"WHY INVEST?"

[Sandra Gault Voice-over] The opportunities for scalability ae endless, including white labeling and licensing.

[02:56 – 03:02]

[Sandra Gault Voice-over] I'm passionate about True Gault because I believe women should no longer have to sacrifice style for comfort.

[03:02 – 03:16]

[Sandra Gault Voice-over] Be a part of the future of footwear. We're changing the way you think about shoes one foot at a time.

"TRUE GAULT"